Exhibit 99.1

Gravitas Education Holdings, Inc. Reports First Half 2022 Financial Results

BEIJING, December 19, 2022 -- Gravitas Education Holdings, Inc. (“GEHI” or the “Company”) (NYSE: GEHI), a leading early childhood education service provider in China and Singapore, today announced its unaudited financial results for the first half of 2022.

First Six Months of 2022 Financial Results

•	Net revenues from continuing operations were $29.6 million, compared with $39.2 million for the first six months of 2021.

•	Gross profit from continuing operations was $5.6 million, compared with $12.3 million for the first six months of 2021.

•	Net loss from continuing operations attributable to ordinary shareholders of GEHI for the first six months of 2022 was $3.1 million, compared with $2.7 million of net income from continuing operations attributable to ordinary shareholders of GEHI for the same period of 2021. Adjusted net loss from continuing operations attributable to ordinary shareholders[1] of GEHI for the first six months of 2022 was $2.6 million, compared with $3.8 million of adjusted net income from continuing operations attributable to ordinary shareholders of GEHI for the same period of 2021.

•	Net income attributable to ordinary shareholders of GEHI for the first six months of 2022 was $26.8 million, compared with $4.4 million for the same period of 2021. Adjusted net income attributable to ordinary shareholders[1] of GEHI for the first six months of 2022 was $27.3 million, compared with $5.6 million for the same period of 2021.

“In the first half of 2022, we followed the government’s policy guidance and successfully completed the divestiture of our directly-operated kindergartens. In parallel, we rebranded the Company as Gravitas Education to mark our entry into a new development stage with an increasingly diverse business mix. In our day-to-day operations, we continued to strengthen our core business by investing in research and curriculum development, operational supervision, training programs and management system development, and adopted a multi-brand strategy for our products and services. These efforts have enabled us to maintain leadership in the preschool education sector. At the same time, we carried forward a series of new business endeavors, including the formal launch of directly-operated children’s sports centers and dancing and art centers in China, as well as the offering of a suite of childcare solutions. Facing a declining birth rate in China, we will dedicate ourselves to ongoing innovations and focus on long-term value creation for the Company.” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of GEHI.

1 Adjusted net income (loss) (from continuing operations) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) (from continuing operations) attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

“Year to date, we have encountered significant business challenges as a result of COVID-19 outbreaks across the country, which, in particular, affected the kindergarten operations in Beijing and Shanghai. These challenges have slowed down our topline growth and caused us to underperform as compared to our budget. We took a series of measures, including stringent cost control to mitigate the negative impact, and made sure our teams remained stable and confident. Going through the six months’ challenges, our team morale only grew stronger. As kindergarten operations get resumed in July, we will work harder to reinforce our core competency in serving kindergartens and play-and-learn centers (“PLCs”), while steadily pressing ahead with new business initiatives.”

“In GEHI’s strategic and business planning, we have always treated children’s growth as our top priority and remained true to our mission. In this new phase of development, we will guide ourselves under the spirit and requirement of government policies, and function as a ‘central brain’ platform to empower facilities within our network. We believe our core business model, which merges our PLC, kindergarten and childcare operational expertise, along with our continuous innovations, will make us the one-stop solution for institutions and operators, and contribute to the long-term healthy development of preschool education in China.” concluded Ms. Shi.

First Six Months of 2022 Financial Results

Net Revenues from Continuing Operations

Net revenues from continuing operations for the first six months of 2022 were $29.6 million, a decrease of 24.5% from $39.2 million for the same period of 2021.

Services revenues from continuing operations for the first six months of 2022 were $27.3 million, a decrease of 23.0% from $35.4 million for the same period last year. The decrease was primarily due to decreased tuition fees as the Company’s directly operated facilities were temporarily closed for various periods during the first six months of 2022 as a result of the recurrence of COVID-19, whereas those facilities were in normal operation for the same period of 2021. The aforementioned decrease in tuition fees was partially offset by an increase in education services revenues of $1.3 million for the first six months of 2022. Franchise services revenues also decreased owing to the slow-down of play-and-learn franchise expansion and lower revenue generated from franchisees due to the impact of recurrence of the COVID-19 for the first six months of 2022, whereas the majority of franchised play-and-learn centers have resumed operation during the first six months of 2021.

Product revenues for the first six months of 2022 were $2.3 million, compared with $3.7 million for the same period in 2021. The decrease was mainly due to a decrease in the amount of merchandise sold through the Company’s franchise network as the vast majority of the Company’s franchised facilities were temporarily closed for part of the first six months of 2022 as a result of the recurrence of COVID-19, whereas they were in normal operation during the first half of 2021.

Cost of Revenues of Continuing Operations

Cost of revenues of continuing operations for the first six months of 2022 was $24.0 million, compared with $26.9 million for the first six months of 2021. Cost of revenues for services from continuing operations for the first six months of 2022 was $22.8 million, compared with $25.2 million for the same period of 2021. The decrease was mainly due to a decrease in the cost of enrichment courses at directly operated facilities due to the temporary closure during the first half of 2022, whereas all of which were in normal operation during the first six months of 2021. Cost of products revenues for the first six months of 2022 was $1.2 million, compared with $1.6 million for the same period last year. The decrease was in line with the decrease in products revenues.

Gross Profit from Continuing Operations

Gross profit from continuing operations for the first six months of 2022 was $5.6 million, compared with $12.3 million for the same period last year.

Operating Expenses of Continuing Operations

Total operating expenses of continuing operations for the first six months of 2022 were $8.3 million, compared with $9.5 million for the same period last year. Excluding share-based compensation expenses, operating expenses of continuing operations were $7.7 million for the first six months of 2022, compared with $8.4 million for the same period last year.

Selling expenses of continuing operations were $0.9 million for the first six months of 2022, compared with $0.7 million for the same period last year.

General and administrative expenses of continuing operations for the first six months of 2022 were $7.4 million, compared with $8.8 million for the same period last year. Excluding share-based compensation expenses, general and administrative expenses of continuing operations were $6.9 million for the first six months of 2022, a decrease of 10.9% from $7.7 million for the same period of 2021. The decrease in general and administrative expenses excluding share-based compensation expenses was primarily due to the Company’s continuous stringent cost control measures since the COVID-19 pandemic.

Operating Income/loss from Continuing Operations

Operating loss from continuing operations for the first six months of 2022 was $2.7 million, compared with operating income of $2.8 million for the same period last year. Adjusted operating loss2 from continuing operations for the first six months of 2022 was $2.2 million, compared with adjusted operating income from continuing operations of $3.9 million for the same period last year.

Net Income/loss from Continuing Operations

Net loss from continuing operations attributable to ordinary shareholders of GEHI for the first six months of 2022 was $3.1 million, compared with $2.7 million of net income from continuing operations attributable to ordinary shareholders of GEHI for the same period of 2021. Adjusted net loss from continuing operations attributable to ordinary shareholders of GEHI for the first six months of 2022 was $2.6 million, compared with $3.8 million of adjusted net income from continuing operations attributable to ordinary shareholders of GEHI for the same period of 2021.

2 Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders of GEHI for the first six months of 2022 were $2.24 and $2.21, respectively, compared with basic and diluted net income from continuing operations per ADS attributable to ordinary shareholders of GEHI of $1.89 and $1.86, respectively, for the same period of 2021. Each ADS represents twenty Class A ordinary shares.

Adjusted basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders3 of GEHI for the first six months of 2022 were $1.85 and $1.83, respectively, compared with adjusted basic and diluted net income from continuing operations per ADS attributable to ordinary shareholders of GEHI of $2.65 and $2.60, respectively for the same period of 2021.

EBITDA4 from continuing operations for the first six months of 2022 was $0.2 million, compared with $6.1 million for the same period of 2021. Adjusted EBITDA5 from continuing operations for the first six months of 2022 was $0.8 million, compared with $7.2 million for the same period of 2021.

Net Income/loss from Discontinued Operations

Loss from discontinued operations after taxes for the first six months of 2022 was $2.1 million, compared with income after taxes from discontinued operations of $2.5 million for the same period last year. Gain on disposal of discontinued operations after taxes for the first six months of 2022 was $30.5 million, compared to nil for the same period of 2021.

Net Income/loss

Net income attributable to ordinary shareholders of GEHI for the first six months of 2022 was $26.8 million, compared with $4.4 million for the same period of 2021. Adjusted net income attributable to ordinary shareholders of GEHI for the first six months of 2022 was $27.3 million, compared with $5.6 million for the same period of 2021.

3 Adjusted basic and diluted net income (loss) (from continuing operations) per ADS attributable to ordinary shareholders is a non- GAAP financial measure, which is defined as basic and diluted net income (loss) (from continuing operations) per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4 EBITDA is defined as net income (loss) excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

5 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Basic and diluted net income per ADS attributable to ordinary shareholders of GEHI for the first six months of 2022 were $19.11 and $18.86, respectively, compared with $3.07 and $3.01, respectively for the same period of 2021. Each ADS represents twenty Class A ordinary shares.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders3 of GEHI for the first six months of 2022 were $19.42 and $19.16, respectively, compared with $3.94 and $3.86, respectively for the same period of 2021.

EBITDA for the first six months of 2022 was $36.3 million, compared with $15.8 million for the same period of 2021. Adjusted EBITDA for the first six months of 2022 was $36.8million, compared with $17.0 million for the same period of 2021.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Gravitas Education Holdings, Inc.
Investor Relations
Tel: 86-10-8767-5752
E-mail: ir@geh.com.cn

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30, 2022	December 31, 2021
Current assets:
Cash and cash equivalents	36,678	33,322
Accounts receivable, net	1,175	1,282
Accounts receivable -related parties, net	1,376	-
Inventories	5,721	6,130
Prepaid expenses and other current assets	2,066	2,405
Consideration receivables - related parties, current portion	8,290	-
Loan receivables - related parties, current portion	3,030	-
Current assets for discontinued operations	-	39,113
Total current assets	58,336	82,252

Non-current assets:
Property, plant and equipment, net	6,396	6,396
Goodwill	19,147	19,177
Intangible assets, net	10,170	11,099
Long-term investment	139	169
Deferred tax assets	5,342	7,662
Other non-current assets	3,612	4,188
Consideration receivables - related parties, non-current portion	14,040	-
Loan receivables - related parties, non-current portion	20,157	-
Operating lease right-of-use assets	18,017	24,840
Non-current assets for discontinued operations	-	127,293
Total assets	155,356	283,076

Liabilities
Current liabilities:
Prepayments from customers, current portion	1,853	3,429
Accrued expenses and other current liabilities	14,059	15,671
Income tax payable	6,371	1,465
Operating lease liabilities, current portion	4,718	5,619
Deferred revenue, current portion	5,912	10,037
Current liabilities for discontinued operations	-	86,137
Total current liabilities	32,913	122,358

Non-current liabilities:
Prepayments from customers, non-current portion	1,079	921
Deferred revenue, non-current portion	989	999
Other non-current liabilities	8,809	9,575
Deferred income tax liabilities	1,610	1,755
Operating lease liabilities, non-current portion	13,079	18,707
Non-current liabilities for discontinued operations	-	49,605
Total liabilities	58,479	203,920

Mezzanine equity
Redeemable non-controlling interests	4,436	4,942

Equity
Ordinary shares	29	29
Treasury stock	(8,009)	(8,667)
Additional paid-in capital	135,123	136,504
Statutory reserve	5,293	5,164
Accumulated other comprehensive (loss)/ income	(1,794)	257
Accumulated deficit	(38,854)	(65,559)
Total Gravitas Education Holdings, Inc. shareholders’ equity	91,788	67,728
Non-controlling interest	653	6,486
Total equity	92,441	74,214
Total liabilities, mezzanine equity and total equity	155,356	283,076

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Six months Ended June 30,
	2022	2021
Net revenues:
Services
Services-third parties	25,930	35,405
Services-related parties	1,331	-
Total services revenues	27,261	35,405
Products
Products-third parties	2,262	3,747
Products-related parties	45	-
Total products revenues	2,307	3,747
Total net revenues	29,568	39,152
Cost of revenues:
Services
Services-third parties	22,116	25,228
Services-related parties	661	-
Total services costs	22,777	25,228
Products
Products-third parties	1,186	1,628
Products-related parties	28	-
Total products costs	1,214	1,628
Total cost of revenues	23,991	26,856
Gross profit	5,577	12,296

Operating expenses
Selling expenses	884	706
General and administrative expenses	7,409	8,781
Total operating expenses	8,293	9,487

Operating (loss) income from continuing operations	(2,716)	2,809
Interest income	293	36
Government subsidy income	1,095	1,284
(Loss) income before income taxes from continuing operations	(1,328)	4,129
Less: Income tax expenses	1,801	914

(Loss) income before loss in equity method investments from continuing operations	(3,129)	3,215
Loss from equity method investments	(9)	(105)

Net (loss) income from continuing operations	(3,138)	3,110

Discontinued operations
(Loss) income from discontinued operations, net of income taxes	(2,134)	2,525
Gain on disposal, net of income taxes	30,537	-
Net income from discontinued operations, net of income taxes	28,403	2,525

Net income	25,265	5,635
Net income attributable to non-controlling interest from continuing operations	6	420
Net (loss) income attributable to non-controlling interest from discontinued operations	(1,574)	850
Net income attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	26,833	4,365

Net (loss) income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. - Basic
Net (loss) income from continuing operations	(0.11)	0.09
Net income from discontinued operations	1.07	0.06
Net income	0.96	0.15
Net (loss) income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. - Diluted
Net (loss) income from continuing operations	(0.11)	0.09
Net income from discontinued operations	1.05	0.06
Net income	0.94	0.15
Net (loss) income per ADS attributable to ordinary shareholders of Gravitas Education Holdings, Inc. - Basic (Note 1)
Net (loss) income from continuing operations	(2.24)	1.89
Net income from discontinued operations	21.35	1.18
Net income	19.11	3.07
Net (loss) income per ADS attributable to ordinary shareholders of Gravitas Education Holdings, Inc. - Diluted (Note 1)
Net (loss) income from continuing operations	(2.21)	1.86
Net income from discontinued operations	21.07	1.15
Net income	18.86	3.01

Weighted average shares used in calculating net (loss) income per ordinary share
Basic	28,078,124	28,391,955
Diluted	28,460,587	28,968,047

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Six months Ended June 30,
	2022	2021
Net income	25,265	5,635
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(2,411)	15
Total comprehensive income	22,854	5,650
Less: Comprehensive (loss) income attributable to non-controlling interest	(1,928)	1,155
Comprehensive income attributable to Gravitas Education Holdings, Inc.	24,782	4,495

Note 1：Each ADS represents twenty Class A ordinary shares.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Six Months Ended June 30,
	2022	2021
Operating (loss) income from continuing operations	(2,716)	2,809
Share-based compensation expenses on continuing operations	546	1,079
Adjusted operating (loss) income from continuing operations	(2,170)	3,888

Net (loss) income from continuing operations attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(3,144)	2,690
Net income from discontinued operations attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	29,977	1,675
Net income attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	26,833	4,365
Share-based compensation expenses on continuing operations	546	1,079
Share-based compensation expenses on discontinued operations	(111)	147
Adjusted net (loss) income from continuing operations attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(2,598)	3,769
Adjusted net income from discontinued operations attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	29,866	1,822
Adjusted net income attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	27,268	5,591

Net (loss) income from continuing operations	(3,138)	3,110
Net income from discontinued operations	28,403	2,525
Net income	25,265	5,635
Add: Income tax expenses on continuing operations	1,801	914
Income tax expenses on discontinued operations	4,862	1,775
Depreciation of property, plant and equipment, and amortization of intangible assets of continuing operations	1,554	2,107
Depreciation of property, plant and equipment, and amortization of intangible assets of discontinued operations	2,857	5,341
EBITDA from continuing operations	217	6,131
EBITDA from discontinued operations	36,122	9,641
EBITDA	36,339	15,772
Share-based compensation expenses on continuing operations	546	1,079
Share-based compensation expenses on discontinued operations	(111)	147
Adjusted EBITDA from continuing operations	763	7,210
Adjusted EBITDA from discontinued operations	36,011	9,788
Adjusted EBITDA	36,774	16,998

Net (loss) income per ADS attributable to ordinary shareholders of Gravitas Education Holdings, Inc.- Basic (Note1)
Net (loss) income from continuing operations	(2.24)	1.89
Net income from discontinued operations	21.35	1.18
Net income	19.11	3.07
Net (loss) income per ADS attributable to ordinary shareholders of Gravitas Education Holdings, Inc.- Diluted (Note1)
Net (loss) income from continuing operations	(2.21)	1.86
Net income from discontinued operations	21.07	1.15
Net income	18.86	3.01

Adjusted net (loss) income per ADS attributable to ordinary shareholders of Gravitas Education Holdings, Inc.- Basic (Note1)
Net (loss) income from continuing operations	(1.85)	2.65
Net income from discontinued operations	21.27	1.29
Net income	19.42	3.94
Adjusted net (loss) income per ADS attributable to ordinary shareholders of Gravitas Education Holdings, Inc.- Diluted (Note1)
Net (loss) income from continuing operations	(1.83)	2.60
Net income from discontinued operations	20.99	1.26
Net income	19.16	3.86

Weighted average shares used in calculating basic net (loss) income per ADS (Note1)	28,078,124	28,391,955
Weighted average shares used in calculating diluted net (loss) income per ADS (Note1)	28,460,587	28,968,047
Weighted average shares used in calculating basic adjusted net (loss) income per ADS (Note1)	28,078,124	28,391,955
Weighted average shares used in calculating diluted adjusted net (loss) income per ADS (Note1)	28,460,587	28,968,047

Adjusted (loss) net income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc.- Basic (Note1)
Net (loss) income from continuing operations	(0.09)	0.13
Net income from discontinued operations	1.06	0.07
Net income	0.97	0.20
Adjusted (loss) net income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc.- Diluted (Note1)
Net (loss) income from continuing operations	(0.09)	0.13
Net income from discontinued operations	1.05	0.06
Net income	0.96	0.19

Note 1：Each ADS represents twenty Class A ordinary shares.